Exhibit 4.1

Amended and Restated Share Repurchase Program (Class C Common Stock)

Effective August 12, 2021

The shares of Class C common stock (the “Shares”) of Modiv Inc. (the “Corporation” or “our” or “we”) are currently not listed on a national securities exchange or included for quotation on a national securities market, and currently there is no intention to list the Shares. In order to provide the Corporation’s stockholders with some liquidity, this Share Repurchase Program (the “Program”) has been adopted to enable stockholders to sell their Shares to the Corporation in limited circumstances. Stockholders may present for repurchase all or a portion of their Shares to the Corporation in accordance with the procedures outlined in this Program. Shares purchased must be held for six months after they have been issued to the applicable stockholder before the Corporation will accept requests for repurchase, except for Shares acquired pursuant to the Corporation’s distribution reinvestment plan if the applicable stockholder has held their initial investment for at least six months (the “Minimum Holding Period”). Upon such presentation, the Corporation may, subject to the conditions and limitations described below, repurchase the Shares presented for cash to the extent there are sufficient funds available for the repurchase.

Repurchase Price

The prices at which Shares will be repurchased are as follows:

•	For those Shares held by the stockholder for less than two years, 98% of the most recently published net asset value (“NAV”) per Share; and

•	For those Shares held by the stockholder for at least two years, 100% of the most recently published NAV per Share.

However, at any time we are engaged in an offering of shares, the price at which we will repurchase shares will never be greater than the applicable per-share offering price.

For purposes of determining the time period a stockholder has held each Share, the time period begins as of the date the stockholder acquired the Share, and the Shares will be repurchased beginning with the longest-held Shares first. As described above, the Shares owned by a stockholder may be repurchased at different prices depending on how long the stockholder has held each Share submitted for repurchase, provided the stockholder has held the Shares for the Minimum Holding Period.  Shares acquired pursuant to the distribution reinvestment plan will be repurchased for 100% of the most recently published NAV per share.

Further, in extraordinary circumstances, if the Minimum Holding Period described above would place an undue hardship on a stockholder, management of the Corporation may, in its sole discretion, make exceptions to the Minimum Holding Period.

The NAV and NAV per Share generally will be determined by the Corporation’s board of directors (the “Board”) on a quarterly basis within 45 days following the end of each quarter, barring extenuating circumstances, calculated as of the last day of the prior quarter. In addition, the NAV may be updated by the Board at any time between quarterly calculations of NAV to reflect significant events that have been determined to have had a material impact on NAV.

NAV per Share will be published as follows:

(a)          in a Current Report on Form 8-K or in our annual or quarterly reports, all publicly filed with the U.S. Securities and Exchange Commission (the “SEC”);

(b)          in our discretion, in a separate written notice to the stockholders (email or other electronic transmission being sufficient); and

(c)          during any primary offering stage, in our prospectus, private placement memorandum or offering circular, as applicable, or a supplement or amendment to our prospectus, private placement memorandum or offering circular, as applicable; and

(d)          on the Corporation’s website (such information may be provided by means of a link to our public filings on the SEC’s website, www.sec.gov) and on the Corporation’s toll-free information line (1-888-686-6348).

Limitations on Repurchase

The Corporation may, but is not required to, use available cash not otherwise dedicated to a particular use to pay the repurchase price, including cash proceeds generated from the Corporation’s distribution reinvestment plan, securities offerings, operating cash flow not intended for distributions, borrowings, and capital transactions such as asset sales or refinancings. The Corporation cannot guarantee that it will have sufficient available cash to accommodate all or any repurchase requests made in any given month.

In addition, the Corporation may not repurchase shares in an amount that would violate the restrictions on distributions under Maryland law, which prohibits distributions that would cause a corporation to fail to meet statutory tests of solvency.

The Program will be subject to the following additional limitations on the number of Shares that may be repurchased:

•
Repurchases per month will be limited to no more than 2% of our most recently determined aggregate NAV, and for any calendar quarter will be limited to no more than 5% of our most recently determined aggregate NAV, which means the Corporation will be permitted to repurchase Shares with a value of up to an aggregate limit of approximately 20% of aggregate NAV in any 12-month period.

•
The foregoing repurchase limitations will be based on “net repurchases” during a quarter or month, as applicable. The term “net repurchases” means the excess of Share repurchases (capital outflows) over the proceeds from the sale of Shares (capital inflows) for a given period. Thus, for any given calendar quarter or month, the maximum amount of repurchases during that quarter or month will be equal to (1) 5% or 2% (as applicable) of the most recently determined aggregate NAV, plus (2) proceeds from sales of new Shares in the current offering (including purchases pursuant to our distribution reinvestment plan) since the beginning of a current calendar quarter or month, less (3) repurchase proceeds paid since the beginning of the current calendar quarter or month.

•
Alternatively, the Board may choose whether the 5% quarterly limit will be applied to “gross repurchases,” meaning that amounts paid to repurchase Shares would not be netted against capital inflows. If repurchases for a given quarter are measured on a gross basis rather than on a net basis, the 5% quarterly limit could limit the amount of Shares repurchased in a given quarter despite the Corporation receiving a net capital inflow for that quarter.

•
In order for the Board to change the basis of repurchases from net to gross, or vice versa, the Corporation will provide notice to stockholders (i) in a supplement or amendment to our prospectus, private placement memorandum or offering circular, as applicable, or current or periodic report filed with the SEC; and (ii) in a press release or on our website, at least ten (10) days before the first business day of the quarter for which the new test will apply. The determination to measure repurchases from a net basis to a gross basis, or vice versa, will only be made for an entire quarter, and not particular months within a quarter.

Procedures for Repurchase

Qualifying stockholders who desire to have their Shares repurchased must give notice as provided on their personal on-line dashboard at www.Modiv.com. All requests for repurchase must be received by the Corporation at least two (2) business days prior to the end of a month in order for the repurchase request to be considered in the following month. Shares repurchase requests may be withdrawn, provided they are received by the Corporation at least two (2) business days prior to the end of a month. Approved repurchase requests will be processed by the third business day after the end of a month in which a request for repurchase was received and not withdrawn.

If, as a result of a request for repurchase, a stockholder will own Shares having a value of less than $1,000 (based on the Corporation’s most-recently published NAV per Share), the Corporation reserves the right to repurchase all of the Shares owned by such stockholder.

As noted above, the Corporation may use cash not otherwise dedicated to a particular use to fund repurchases under the Program. However, management of the Corporation has the discretion to repurchase fewer Shares than have been requested to be repurchased in a particular month or quarter, or to repurchase no Shares at all, in the event that the Corporation lacks readily available funds to do so due to market conditions beyond its control, the need to maintain liquidity for its operations or because management of the Corporation determines that investing in real property or other illiquid investments is a better use of the Corporation’s capital than repurchasing Shares. Any determination to repurchase fewer Shares than have been requested to be repurchased, or to repurchase no Shares at all, may be made immediately prior to the applicable date of repurchase.

In the event that some but not all of the Shares submitted are repurchased in a given period, Shares submitted for repurchase during such period will be repurchased on a pro rata basis, subject to any Extraordinary Circumstance Repurchase (defined below). If, in each of the first two (2) months of a quarter, the 2% monthly repurchase limit is reached and repurchases are reduced pro rata for such months, then in the third and final month of that quarter, the applicable limit for such month will be less than 2% of aggregate NAV because repurchases for that month, combined with repurchases for the two previous months, cannot exceed 5% of aggregate NAV.

The Corporation has the discretion, but not the obligation, under extraordinary market or economic circumstances, to make a special repurchase in equal, nominal quantities of shares from all stockholders who have submitted share repurchase requests during the period (“Extraordinary Circumstance Repurchase”). Extraordinary Circumstance Repurchases will precede any pro rata share repurchases that may be made during the period.

All unsatisfied repurchase requests must be resubmitted at the start of the next month or quarter, or upon the recommencement of the Program (in the event of its suspension), as applicable, to be eligible for repurchase in a later month. Within three business days after a stockholder repurchase request becomes fully or partially unsatisfied, the Corporation will notify the stockholder by email that the unsatisfied portion of the request must be resubmitted.

The Shares repurchased under the Program will be cancelled and will return to the status of authorized but unissued Shares. We do not intend to resell such Shares to the public unless they are first registered with the SEC under the Securities Act of 1933, as amended, and under appropriate state securities laws or otherwise sold in compliance with such laws.

We will not pay to our Board or any affiliates any fees to complete any transactions under the Program.

Amendment, Suspension or Termination of Program, Notice and Governing Law

The Board may amend, suspend or terminate the Program without stockholder approval upon 10 days’ notice, if the Board believes such action is in the best interests of stockholders and the Corporation, including because Share repurchases place an undue burden on our liquidity, adversely affect our operations, adversely affect stockholders whose Shares are not repurchased, or if the Board determines that the funds otherwise available to fund our Share repurchases are needed for other purposes. The Program will immediately terminate if the Corporation’s shares are listed on any national securities exchange. In addition, the Board may amend, suspend or terminate the Program for any reason, including due to changes in law or regulation, or if the Board becomes aware of undisclosed material information that it believes should be publicly disclosed before Shares are repurchased. Material modifications, including any reduction to the monthly or quarterly limitations on repurchases, and suspensions or termination of the Program, will be promptly disclosed (i) in a supplement or amendment to our prospectus, private placement memorandum or offering circular, if and as applicable, (ii) in a current or periodic report filed with SEC, and (iii) on the Corporation’s website.

The Program shall be governed by the laws of the State of Maryland.